SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

E2open Parent Holdings, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

29788T 103

(CUSIP Number)

Andrew Prodromos

Deputy General Counsel and Chief Compliance Officer

Insight Partners

1114 Avenue of the Americas, 36th Floor

New York, NY 10036

(212) 230-9200

With a copy to:

Morgan D. Elwyn

Claire E. James

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 27, 2021

(Date of Event which Requires

Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 29788T 103

1	NAMES OF REPORTING PERSONS Insight E2open Aggregator, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,566,466 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,566,466 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,566,466 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.44% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes 26,566,466 shares of Class A Common Stock issuable upon the exchange of 26,566,466 Common Units for Class A Common Stock on a one-for-one basis.

(2)	See Item 5.

(3)	The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of all Common Units held by the Reporting Persons, but no exchange of any other Common Units. As of May 14, 2021, the Issuer had 187,051,142 shares of Class A Common Stock issued and outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on May 20, 2021.

SCHEDULE 13D

CUSIP No. 29788T 103

1	NAMES OF REPORTING PERSONS Insight Venture Partners IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,566,466 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,566,466 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,566,466 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.44% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes 26,566,466 shares of Class A Common Stock issuable upon the exchange of 26,566,466 Common Units for Class A Common Stock on a one-for-one basis.

(2)	See Item 5.

(3)	The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of all Common Units held by the Reporting Persons, but no exchange of any other Common Units. As of May 14, 2021, the Issuer had 187,051,142 shares of Class A Common Stock issued and outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on May 20, 2021.

SCHEDULE 13D

CUSIP No. 29788T 103

1	NAMES OF REPORTING PERSONS Insight Venture Partners IX (Co-Investors), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,566,466 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,566,466 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,566,466 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.44% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes 26,566,466 shares of Class A Common Stock issuable upon the exchange of 26,566,466 Common Units for Class A Common Stock on a one-for-one basis.

(2)	See Item 5.

(3)	The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of all Common Units held by the Reporting Persons, but no exchange of any other Common Units. As of May 14, 2021, the Issuer had 187,051,142 shares of Class A Common Stock issued and outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on May 20, 2021.

SCHEDULE 13D

CUSIP No. 29788T 103

1	NAMES OF REPORTING PERSONS Insight Venture Partners Growth-Buyout Coinvestment Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,566,466 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,566,466 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,566,466 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.44% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes 26,566,466 shares of Class A Common Stock issuable upon the exchange of 26,566,466 Common Units for Class A Common Stock on a one-for-one basis.

(2)	See Item 5.

(3)	The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of all Common Units held by the Reporting Persons, but no exchange of any other Common Units. As of May 14, 2021, the Issuer had 187,051,142 shares of Class A Common Stock issued and outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on May 20, 2021.

SCHEDULE 13D

CUSIP No. 29788T 103

1	NAMES OF REPORTING PERSONS Insight Venture Partners Growth-Buyout Coinvestment Fund (B), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,566,466 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,566,466 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,566,466 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.44% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes 26,566,466 shares of Class A Common Stock issuable upon the exchange of 26,566,466 Common Units for Class A Common Stock on a one-for-one basis.

(2)	See Item 5.

(3)	The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of all Common Units held by the Reporting Persons, but no exchange of any other Common Units. As of May 14, 2021, the Issuer had 187,051,142 shares of Class A Common Stock issued and outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on May 20, 2021.

SCHEDULE 13D

CUSIP No. 29788T 103

1	NAMES OF REPORTING PERSONS Insight Venture Partners (Cayman) IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,524,415 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,524,415 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,524,415 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.52% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	See Item 5.

(2)	The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of all Common Units held by the Reporting Persons, but no exchange of any other Common Units. As of May 14, 2021, the Issuer had 187,051,142 shares of Class A Common Stock issued and outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on May 20, 2021.

SCHEDULE 13D

CUSIP No. 29788T 103

1	NAMES OF REPORTING PERSONS Insight Venture Partners (Delaware) IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,604,446(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,604,446(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,604,446(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.75% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	See Item 5.

(2)	The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of all Common Units held by the Reporting Persons, but no exchange of any other Common Units. As of May 14, 2021, the Issuer had 187,051,142 shares of Class A Common Stock issued and outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on May 20, 2021.

SCHEDULE 13D

CUSIP No. 29788T 103

1	NAMES OF REPORTING PERSONS Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,681,293 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,681,293 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,681,293 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.19% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	See Item 5.

(2)	The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of all Common Units held by the Reporting Persons, but no exchange of any other Common Units. As of May 14, 2021, the Issuer had 187,051,142 shares of Class A Common Stock issued and outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on May 20, 2021.

SCHEDULE 13D

CUSIP No. 29788T 103

1	NAMES OF REPORTING PERSONS Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,304,465 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,304,465 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,304,465 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.02% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	See Item 5.

(2)	The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of all Common Units held by the Reporting Persons, but no exchange of any other Common Units. As of May 14, 2021, the Issuer had 187,051,142 shares of Class A Common Stock issued and outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on May 20, 2021.

SCHEDULE 13D

CUSIP No. 29788T 103

1	NAMES OF REPORTING PERSONS Insight Venture Associates IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 35,695,327 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 35,695,327 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,695,327 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.71% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes 26,566,466 shares of Class A Common Stock issuable upon the exchange of 26,566,466 Common Units for Class A Common Stock on a one-for-one basis.

(2)	See Item 5.

(3)	The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of all Common Units held by the Reporting Persons, but no exchange of any other Common Units. As of May 14, 2021, the Issuer had 187,051,142 shares of Class A Common Stock issued and outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on May 20, 2021.

SCHEDULE 13D

CUSIP No. 29788T 103

1	NAMES OF REPORTING PERSONS Insight Venture Associates IX, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 35,695,327 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 35,695,327 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,695,327 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.71% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes 26,566,466 shares of Class A Common Stock issuable upon the exchange of 26,566,466 Common Units for Class A Common Stock on a one-for-one basis.

(2)	See Item 5.

(3)	The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of all Common Units held by the Reporting Persons, but no exchange of any other Common Units. As of May 14, 2021, the Issuer had 187,051,142 shares of Class A Common Stock issued and outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on May 20, 2021.

SCHEDULE 13D

CUSIP No. 29788T 103

1	NAMES OF REPORTING PERSONS Insight Venture Associates Growth-Buyout Coinvestment, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 35,552,224 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 35,552,224 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,552,224 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.64% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes 26,566,466 shares of Class A Common Stock issuable upon the exchange of 26,566,466 Common Units for Class A Common Stock on a one-for-one basis.

(2)	See Item 5.

(3)	The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of all Common Units held by the Reporting Persons, but no exchange of any other Common Units. As of May 14, 2021, the Issuer had 187,051,142 shares of Class A Common Stock issued and outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on May 20, 2021.

SCHEDULE 13D

CUSIP No. 29788T 103

1	NAMES OF REPORTING PERSONS Insight Venture Associates Growth-Buyout Coinvestment, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 35,552,224 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 35,552,224 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,552,224 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.64% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes 26,566,466 shares of Class A Common Stock issuable upon the exchange of 26,566,466 Common Units for Class A Common Stock on a one-for-one basis.

(2)	See Item 5.

(3)	The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of all Common Units held by the Reporting Persons, but no exchange of any other Common Units. As of May 14, 2021, the Issuer had 187,051,142 shares of Class A Common Stock issued and outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on May 20, 2021.

SCHEDULE 13D

CUSIP No. 29788T 103

1	NAMES OF REPORTING PERSONS Insight Holdings Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,681,085 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 44,681,085 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,681,085 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.92% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes 26,566,466 shares of Class A Common Stock issuable upon the exchange of 26,566,466 Common Units for Class A Common Stock on a one-for-one basis.

(2)	See Item 5.

(3)	The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of all Common Units held by the Reporting Persons, but no exchange of any other Common Units. As of May 14, 2021, the Issuer had 187,051,142 shares of Class A Common Stock issued and outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on May 20, 2021.

Item 1.	Security and Issuer

This Amendment No. 1 (this “Amendment”) amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) February 16, 2021, (the “Schedule 13D”) by the Reporting Persons (as defined therein). The Schedule 13D relates to shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”) of E2open Parent Holdings, Inc., a Delaware corporation (“E2open”), whose principal executive offices are located at 9600 Great Hills Trail, Suite 300E, Austin, Texas 78759. This Amendment is being filed as a result of the entry by certain of the Reporting Persons into the Support Agreement as defined and described herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 4.	Purpose of Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following in front of the final two paragraphs thereof:

Support Agreement for BluJay Transaction

On May 27, 2021, E2open entered into (a) a Share Purchase Deed (the “Purchase Agreement”) by and among E2open, BluJay TopCo Limited, a private limited liability company registered in England and Wales (“BluJay”), and the sellers party thereto (collectively, the “Sellers”) and (b) a Management Warranty Deed (the “Management Warranty Deed”) by and among E2open and the warrantors party thereto. The Purchase Agreement provides that, upon the terms and subject to the conditions set forth in the Purchase Agreement, E2open will directly or indirectly acquire all of the outstanding equity interests of BluJay, and BluJay will become a direct or indirect wholly owned subsidiary of E2open (the “Transaction”).  Upon consummation of the Transaction (“Completion”), the Sellers shall collectively receive (i) 72,383,299 shares of Class A common stock, par value $0.0001 per share, of E2open and (ii) cash consideration in the amount of $456,767,623, subject to adjustment as provided in the Purchase Agreement.

In connection with the Transaction, IVP GBCF Cayman, IVP GBCF Delaware, IVP IX Cayman, IVP IX Delaware and Aggregator (the “Support Agreement Signatories”) have entered into a Support Agreement, dated May 27, 2021, with E2open (the “Support Agreement”). Subject to the terms and conditions of the Support Agreement, the Support Agreement Signatories have agreed, among other things and subject to the respective terms thereof, to vote their shares of Common Stock (a) in favor of the transactions contemplated by the Purchase Agreement, including the issuance of the Common Stock as consideration to the Sellers and amending the Certificate of Incorporation of Purchaser to increase the authorized number of shares of Class A Common Stock (in order to facilitate the issuance of such shares of Common Stock), (b) in favor of any action, proposal, transaction or agreement that is submitted by E2open for a vote of the stockholders of E2open and would reasonably be expected to facilitate the transactions contemplated by the Purchase Agreement, (c) in favor of any proposal to adjourn or postpone to a later date any meeting of the stockholders of E2open at which any of the foregoing matters are submitted for consideration and vote of the stockholders of E2open if there are not sufficient votes for approval of any such matters on the date on which the meeting is held, and (d) against approval of (i) any proposal made in opposition to the Purchase Agreement or the consummation of the Transaction, (ii) any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of E2open contained in the Purchase Agreement, or of such Supporting Stockholder contained in the Support Agreement, and (iii) any other action that would reasonably be expected to materially impede, materially interfere with, materially delay, materially postpone or materially and adversely affect or prevent the transactions contemplated by the Purchase Agreement or the Support Agreement.

The Support Agreement will terminate upon the earliest to occur of the termination of the Purchase Agreement and Completion. The Support Agreement limits the ability of the Support Agreement Signatories to transfer their shares of Common Stock in a manner which results in the Support Agreement Signatories ceasing to have the right to vote or direct the vote of such Common Stock, subject to certain exceptions, including that the Support Agreement Signatories may transfer their shares of Common Stock to certain permitted transferees.

Item 6.	Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following thereto.

The additional information furnished in Item 4 of this Amendment is incorporated into this Item 6 by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 7.1	Support Agreement dated May 27, 2021, by and among Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P., Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P., Insight Venture Partners (Cayman) IX, L.P., Insight Venture Partners (Delaware) IX, L.P., Insight E2open Aggregator, LLC, E2open Parent Holdings, Inc. and BluJay TopCo Limited (incorporated by reference to Exhibit 10.4 of the Issuer’s current report on Form 8-K, filed with the SEC on June 1, 2021)

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2021	INSIGHT E2OPEN AGGREGATOR, LLC

	By:	/s/ Andrew Prodromos
Name: Andrew Prodromos
Title: Authorized Signatory

Dated: June 1, 2021	INSIGHT VENTURE PARTNERS IX, L.P.

	By:	Insight Venture Associates IX, L.P.
	Its:	General Partner

	By:	Insight Venture Associates IX, Ltd.
	Its:	General Partner

	By:	/s/ Andrew Prodromos
Name: Andrew Prodromos
Title: Authorized Officer

Dated: June 1, 2021	INSIGHT VENTURE PARTNERS (CAYMAN) IX, L.P.

	By:	Insight Venture Associates IX, L.P.
	Its:	General Partner

	By:	Insight Venture Associates IX, Ltd.
	Its:	General Partner

	By:	/s/ Andrew Prodromos
Name: Andrew Prodromos
Title: Authorized Officer

Dated: June 1, 2021	INSIGHT VENTURE PARTNERS IX (CO-INVESTORS), L.P.

	By:	Insight Venture Associates IX, L.P.
	Its:	General Partner

	By:	Insight Venture Associates IX, Ltd.
	Its:	General Partner

	By:	/s/ Andrew Prodromos
Name: Andrew Prodromos
Title: Authorized Officer

Dated: June 1, 2021	INSIGHT VENTURE PARTNERS (DELAWARE) IX, L.P.
	By:	Insight Venture Associates IX, L.P.
	Its:	General Partner

	By:	Insight Venture Associates IX, Ltd.
	Its:	General Partner

	By:	/s/ Andrew Prodromos
Name: Andrew Prodromos
Title: Authorized Officer

Dated: June 1, 2021	INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND, L.P.
	By:	Insight Venture Associates Growth-Buyout Coinvestment, L.P.
	Its:	General Partner

	By:	Insight Venture Associates Growth-Buyout Coinvestment, Ltd.
	Its:	General Partner

	By:	/s/ Andrew Prodromos
Name: Andrew Prodromos
Title: Authorized Officer

Dated: June 1, 2021	INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND (CAYMAN), L.P
	By:	Insight Venture Associates Growth-Buyout Coinvestment, L.P.
	Its:	General Partner

	By:	Insight Venture Associates Growth-Buyout Coinvestment, Ltd.
	Its:	General Partner

	By:	/s/ Andrew Prodromos
Name: Andrew Prodromos
Title: Authorized Officer

Dated: June 1, 2021	INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND (DELAWARE), L.P.
	By:	Insight Venture Associates Growth-Buyout Coinvestment, L.P.
	Its:	General Partner

	By:	Insight Venture Associates Growth-Buyout Coinvestment, Ltd.
	Its:	General Partner

	By:	/s/ Andrew Prodromos
Name: Andrew Prodromos
Title: Authorized Officer

Dated: June 1, 2021	INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND (B), L.P.
	By:	Insight Venture Associates Growth-Buyout Coinvestment, L.P.
	Its:	General Partner

	By:	Insight Venture Associates Growth-Buyout Coinvestment, Ltd.
	Its:	General Partner

	By:	/s/ Andrew Prodromos
Name: Andrew Prodromos
Title: Authorized Officer

Dated: June 1, 2021	INSIGHT VENTURE ASSOCIATES IX, L.P.

	By:	Insight Venture Associates IX, Ltd.
	Its:	General Partner

	By:	/s/ Andrew Prodromos
Name: Andrew Prodromos
Title: Authorized Officer

Dated: June 1, 2021	INSIGHT VENTURE ASSOCIATES GROWTH-BUYOUT COINVESTMENT, L.P.

	By:	Insight Venture Associates Growth-Buyout Coinvestment, Ltd.
	Its:	General Partner

	By:	/s/ Andrew Prodromos
Name: Andrew Prodromos
Title: Authorized Officer

Dated: June 1, 2021	INSIGHT VENTURE ASSOCIATES IX, LTD.

	By:	/s/ Andrew Prodromos
Name: Andrew Prodromos
Title: Authorized Officer

Dated: June 1, 2021	INSIGHT VENTURE ASSOCIATES GROWTH-BUYOUT COINVESTMENT, LTD.

	By:	/s/ Andrew Prodromos
Name: Andrew Prodromos
Title: Authorized Officer

Dated: June 1, 2021	INSIGHT HOLDINGS GROUP, LLC

	By:	/s/ Andrew Prodromos
Name: Andrew Prodromos
Title: Authorized Signatory

SCHEDULE I

Insight Holdings Group, LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jeffrey Horing, Manager	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Partners	USA
Deven Parekh, Manager	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Partners	USA
Jeff Lieberman, Manager	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Partners	USA
Michael Triplett, Manager	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Partners	USA
Blair Flicker, Secretary	1114 Avenue of the Americas, 36th floor, New York, NY 10036	General Counsel and Managing Director of Insight Partners	USA